AB
3/5



UNI
SECURITIES AND.
Washington, D.C. 20549

09058421

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/2008_____ AND ENDING_____12/31/2008_____
                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burnham & Flower Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

315 South Kalamazoo Mall
(No. and Street)

Kalamazoo   MI   49007
(City)   *(State)*   *(Zip Code)*

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amber S. Howes   269-341-4835
                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siegfried Crandall, P.C.
(Name – if individual, state last, first, middle name)

246 East Kilgore Road   Kalamazoo   MI   49002
(Address)   *(City)*   *(State)*   *(Zip Code)*

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___Amber S. Howes_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Burnham & Flower Financial, Inc._____, as
of ___December 31_____, 20_08___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

<center>NONE</center>

DEBRA L. BORGMAN
NOTARY PUBLIC, STATE OF MI
COUNTY OF KALAMAZOO
MY COMMISSION EXPIRES Aug 10, 2012

Debra L. Borgman
Notary Public

Signature

Vice President
Title

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Controls

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



SiegfriedCrandall PC
Certified Public Accountants & Advisors

246 E. Kilgore Road
Kalamazoo, MI 49002-5599
www.siegfriedcrandall.com

Telephone 269-381-4970
800-876-0979
Fax 269-349-1344

INDEPENDENT AUDITORS' REPORT

Board of Directors
Burnham & Flower Financial, Inc.

We have audited the accompanying statement of financial condition of Burnham & Flower Financial, Inc. as of December 31, 2008 and 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burnham & Flower Financial, Inc. as of December 31, 2008 and 2007, and the results of its operations and cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the 2008 basic financial statements taken as a whole. The information contained in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the 2008 basic financial statements but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the 2008 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2008 basic financial statements taken as a whole.

Siegfried Crandall P.C.



1958-2008

FINANCIAL STATEMENTS

Burnham & Flower Financial, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008 and 2007

	2008	*2007*
ASSETS		
Cash	$ 22,827	$ 21,005
Commissions receivable	15,590	11,913
Prepaid items	8,594	8,078
Prepaid state income taxes	5,006	-
Deposits	334	409
TOTAL ASSETS	$ 52,351	$ 41,405

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	*2007*
Liabilities:		
Commissions payable	$ 3,469	$ 936
Other accrued expenses	-	690
Total liabilities	3,469	1,626
Stockholders' equity:		
Common stock (no par value, 60,000 shares authorized, 6,000 shares, issued and outstanding)	6,000	6,000
Retained earnings	42,882	33,779
Total stockholders' equity	48,882	39,779
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 52,351	$ 41,405

Burnham & Flower Financial, Inc.
STATEMENT OF INCOME
Years ended December 31, 2008 and 2007

	2008	*2007*
REVENUES:		
Commission income	$ 365,343	$ 389,164
Other	-	35,000
Total revenues	365,343	424,164
EXPENSES:		
Commission expense	36,350	8,196
Insurance	8,122	8,361
Dues and subscriptions	5,057	4,087
Regulatory fees	4,910	4,490
Legal and accounting	3,410	3,292
Education and other expenses	1,530	798
Michigan Single Business Tax	867	2,682
Total expenses	60,246	31,906
INCOME BEFORE PROVISION FOR STATE INCOME TAXES	305,097	392,258
PROVISION FOR STATE INCOME TAXES	994	-
NET INCOME	$ 304,103	$ 392,258

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2008 and 2007

	Common stock		Retained earnings	Total stockholders' equity
	Shares	Amount		
Balance, January 1, 2007	6,000	$ 6,000	$ 35,521	$ 41,521
Net income	-	-	392,258	392,258
Distributions	-	-	(394,000)	(394,000)
Balance, December 31, 2007	**6,000**	**6,000**	**33,779**	**39,779**
Net income	-	-	**304,103**	**304,103**
Distributions	-	-	**(295,000)**	**(295,000)**
Balance, December 31, 2008	**6,000**	**$ 6,000**	**$ 42,882**	**$ 48,882**

Burnham & Flower Financial, Inc.
STATEMENT OF CASH FLOWS
Years ended December 31, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Commissions and other receipts	$ **361,666**	$ 417,150
Payments to vendors and suppliers	**(58,844)**	(32,439)
State income taxes paid	**(6,000)**	-
Net cash provided by operating activities	**296,822**	384,711
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to owners	**(295,000)**	(394,000)
NET INCREASE (DECREASE) IN CASH	**1,822**	(9,289)
CASH - BEGINNING	**21,005**	30,294
CASH - ENDING	$ **22,827**	$ 21,005
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ **304,103**	$ 392,258
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Commissions receivable	**(3,677)**	(7,014)
Prepaid expenses	**(516)**	(623)
Prepaid state income taxes	**(5,006)**	-
Deposits	**75**	75
Increase (decrease) in:		
Commissions payable	**2,533**	25
Other accrued expenses	**(690)**	(10)
Net cash provided by operating activities	$ **296,822**	$ 384,711

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The summary of significant accounting policies of Burnham & Flower Financial, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to U.S. generally accepted accounting principles (hereinafter referred to as generally accepted accounting principles) and have been consistently applied in the preparation of the financial statements.

a) Organization and nature of operations:
The Company is a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company receives a significant portion of commission revenue from a revenue sharing arrangement with Harbour Investments, Inc. The Company is a Michigan Corporation and is a member of a group of entities under common control.

b) Basis of presentation:
These financial statements include all accounts of the Company. The Company is engaged in a single line of business as a broker-dealer.

c) Commissions:
Commissions and related expenses are recorded on a trade-date basis as securities transactions occur.

d) Income taxes:
The provision for state income taxes is based on income before taxes as reported in the statement of income, and, consists solely of currently payable taxes. There is no provision for federal income taxes because the Company has made a valid election under Section 1372(a) of the Internal Revenue Code as an S Corporation whereby corporate income is taxed to its stockholders.

e) Use of estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - RELATED PARTY TRANSACTIONS AND ECONOMIC DEPENDENCE:

The Company's share of certain common general and administrative costs, such as occupancy and personnel support, are borne by other members of the controlled group. Currently, there is no intention to charge such costs to the Company.

Nearly all of the Company's commission revenue is derived from individuals who are related to customers of its related entities, Burnham & Flower Group, Inc. and subsidiaries. The related entities are general insurance agents, providing commercial, personal property and liability, and employee benefit coverage principally to local units of government in Michigan, Indiana, Illinois, and Ohio.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $32,106, which was $27,106 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.11 to 1. Net capital, as disclosed above, differed from the amount shown in Part II of Form X-17A-5 by $5,006, due to understatement of prepaid state income taxes.

NOTE 4 - COMMISSION REVENUE:

Commission revenue was derived from the following sources:

	Years ended December 31,	
	2008	2007
Variable annuities	$ 176,455	$ 237,000
Fixed annuities	100,602	27,919
Group annuities	51,701	71,045
Mutual funds	35,334	51,901
Other	1,251	1,299
	$ 365,343	$ 389,164

NOTE 5 - OTHER REVENUE:

IN 2007, upon the consolidation of NASD and NYSE Member Regulation, the Company received a one-time payment of $35,000, which has been characterized as ordinary income.

NOTE 6 - ANTICIPATED CAPITAL DISTRIBUTIONS:

The Company expects to make capital distributions before June 30, 2009, of $8,000.

NOTE 7 - PENDING CHANGE IN ACCOUNTING PRINCIPLE:

In June 2006, the Financial Accounting Standards Board issued Interpretation 48, *Accounting for Uncertainty in Income Taxes,* which becomes effective for fiscal years beginning after December 15, 2008. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The impact of this interpretation upon adoption by the Company in the year beginning January 1, 2009, has not yet been determined.

SUPPLEMENTARY INFORMATION

Burnham & Flower Financial, Inc.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND RECONCILIATION WITH COMPANY'S COMPUTATION

As of December 31, 2008

NET CAPITAL	
Total stockholders' equity qualified for net capital	$ 48,882
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable - fixed insurance	(2,842)
Prepaid expenses and deposits	(13,934)
Net capital	$ 32,106
AGGREGATE INDEBTEDNESS	
Commissions payable	$ 3,469
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum capital required (6-2/3% of aggregate indebtedness)	$ 231
Excess net capital (Net capital less minimum dollar net capital requirement of $5,000)	$ 27,106
Excess net capital at 1,000 percent (Net capital less 10% of aggregate indebtedness)	$ 31,759
Ratio: Aggregate indebtedness to net capital	0.11 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2008)

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 43,876
Audit adjustment to record prepaid state taxes	5,006
Net capital per above	$ 48,882

The Company has not made an election to compute the alternative net capital requirement.



Siegfried Crandall PC

Certified Public Accountants & Advisors

246 E. Kilgore Road
Kalamazoo, MI 49002-5599
www.siegfriedcrandall.com

Telephone 269-381-4970
800-876-0979
Fax 269-349-1344

REPORT ON INTERNAL CONTROL

Board of Directors
Burnham & Flower Financial, Inc.:

In planning and performing our audit of the financial statements of Burnham & Flower Financial, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



1958-2008

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Siegfried Crandall P.C.

February 20, 2009

Burnham & Flower Financial, Inc.
FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT
Years ended December 31, 2008 and 2007

CONTENTS